FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
of

THE REPUBLIC OF ITALY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED*
(As of close of the fiscal year)
Title of Issues	Amounts as to which registration is effective	Names of exchanges on which registered
N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:
THE HONORABLE MARIANGELA ZAPPIA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

LORENZO CORTE, ESQ.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate,
London EC2N 4BQ
United Kingdom

•	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

EXPLANATORY NOTE

The Republic of Italy is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 18-K for the year ended December 31, 2021, as filed with the United States Securities and Exchange Commission on February 21, 2023, solely to provide Exhibits 2, 4, 5 and 9.

This Amendment No. 1 comprises:

(a)	Pages numbered 1 to 3 consecutively; and

(b)	The following exhibits:

Exhibit Number	Description
2.	2022 Stability Programme (Section I of the Economic and Financial Document of 2022), dated April 6, 2022 (unabridged Italian Version) *
4.	2022 National Reform Programme (Section III of the Economic and Financial Document of 2022), dated April 6, 2022 (unabridged Italian Version) *
5.	Update of the 2022 Economic and Financial Document, dated September 28, 2022 (unabridged Italian Version) *
9.	2022 National Reform Programme (Section III of the Economic and Financial Document of 2022), dated April 6, 2022 – (condensed English version)
* Exhibit submitted electronically pursuant to Rule 306(b) of Regulation S-T. Condensed English version previously filed with the Form 18-K filed on February 21, 2023.

SIGNATURE
Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rome, Italy on May 28, 2024.

REPUBLIC OF ITALY

By:	/s/ Dott. Davide Iacovoni
	Name:	Dott. Davide Iacovoni
	Title:	Director General – Treasury Department – Directorate II
Ministry of Economy and Finance